TAPESTRY PHARMACEUTICALS, INC.
4840 Pearl East Circle, Suite 300W
Boulder, Colorado 80301

June 12, 2007

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:                               Tapestry Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No.  333-142301

Ladies and Gentlemen:

Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, as amended (the “Act”), Tapestry Pharmaceuticals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1 (File No. 333-142301).

The Company requests withdrawal of the Registration Statement because it does not intend to conduct the offering of shares of common stock contemplated thereby at this time due to market conditions.  The Registration Statement has not been declared effective and no securities have been sold in connection with the offering.

Pursuant to Rule 477(c), the Company advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Act.

If you have any questions or require further information, please contact the undersigned at (303) 516-8500 or Francis R. Wheeler of Cooley Godward Kronish LLP, the Company’s outside counsel, at (720) 566-4000.

Very truly yours,

Tapestry Pharmaceuticals, Inc.

By:	/s/ Gordon Link
Name: Gordon Link
Title: Chief Financial Officer